UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13503

x
In the matter of:	:
Pax World Funds Trust II;	:
Pax World Management Corp.;	:
and ALPS Distributors, Inc.	:
x

Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

All communications and orders to:

Pax World Management Corp.	Pax World Funds Trust II
30 Penhallow Street, Suite 400	30 Penhallow Street, Suite 400
Portsmouth, NH 03801	Portsmouth, NH 03801

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

with a copy to:

Joseph F. Keefe	Gregory D. Sheehan
Pax World Management Corp.	Brian D. McCabe
30 Penhallow Street, Suite 400	Ropes & Gray
Portsmouth, NH 03801	1 International Place
Boston, MA 02110

Page 1 of 94 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on May 8, 2009

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS:
SUMMARY OF THE APPLICATION				43

IV.	REQUEST FOR ORDER			45

	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		45

	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		47

	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)		50

	D.	Exemption from the Provisions of Section 22(e) of the Act		54

	E.	Exemption from the Provisions of Section 12(d)(1) of the Act		59

		1.	Legal Analysis	60

	F.	Sections 17(a), 17(b) and 6(c) of the Act		67

V.	EXPRESS CONDITIONS TO THIS APPLICATION			70

VI.	NAMES AND ADDRESSES			79

	A.	Pax World Management Corp.		79

	B.	Pax World Funds Trust II		79

	C.	ALPS Distributors, Inc.		79

VII.	AUTHORIZATIONS AND SIGNATURES			80

VIII.	APPENDIX A — DETAILED DISCUSSION OF THE UNDERLYING INDICES			86

IX.	APPENDIX B — DESCRIPTION OF THE INDICES PROVIDERS			94

I.              Introduction

A.            Summary of Application

In this Third Amended and Restated Application dated as of May 8, 2009, (“Application”), the undersigned applicants: Pax World Funds Trust II (“Trust”), Pax World Management Corp. (“Advisor”) and ALPS Distributors, Inc. (“Distributor”) (collectively, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”).(1)  The Order, if granted, would permit, among other things:

(a)           the open-end investment companies described herein to issue their shares (“Fund Shares”) in large aggregations only;

(b)           secondary market transactions in Fund Shares of such open-end investment companies to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), New York Stock Exchange LLC (“NYSE”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c)           certain affiliated persons of the Funds (defined below) to deposit securities into, and receive securities from, Funds in connection with the purchase and redemption of aggregations of Fund Shares of such Funds;

(d)           the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(1)           All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

(e)           certain registered management investment companies and unit investment trusts to acquire Fund Shares of Funds beyond the limits of Section 12(d)(1)(A) of the Act; and

(f)            each Fund and/or a broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) to sell Fund Shares to certain registered management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants will be referred to herein as “Relief’.

B.            Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission (“Commission”)

The requested Relief is substantially identical to that granted recently by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”) such as WisdomTree Trust (“WisdomTree Trust”(2)), and is virtually identical to relief granted to NETS Trust (“NETS Trust”), PowerShares Exchange-Traded

(2)           In the Matter of Wisdom Tree Investments, Inc et al.; (“WisdomTree”) (File No. 812-13280) Investment Company Act Release No. 27391 (June 12, 2006)(“WisdomTree Order”).

Fund Trust (“Powershares Trust”) and iShares Trust (“iShares Trust”) (collectively, “Prior ETFs”).(3)

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.            Background

A.            General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The transactions contemplated by Applicants which are the subject of this Application involve the establishment of one or more registered open-end investment companies and/or separate series of such investment company or companies, with each such investment company or separate series of such investment company offering separate investment portfolios comprised primarily of equity securities (each such investment company or portfolio a “Fund,” and collectively, the “Funds”). Each Fund will hold certain equity securities (“Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the price and yield performance of a specified equity securities index (“Underlying Index” and collectively, “Underlying Indices”). For purposes of this Application, references to Funds include the Initial Funds (defined below in the next paragraph) and any additional Funds that Applicants may establish in the future, as well as any series of any existing or future open-end investment company registered under the Act

(3)           In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008) (“NETS Order”); In the Matter of PowerShares Market-Traded Fund Trust, et al, Investment Company Act Release No. 25985 (March 28, 2003) (“PowerShares Order”) and In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (“iShares Orders”) (“iShares” is a service mark of Barclays Global Investors, N.A.).

(“Future Funds”), which operates pursuant to the terms and conditions stated in this Application. Certain of the Underlying Indices are comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indices”). Other Underlying Indices include equity securities trading in non-U.S. markets or a combination of such securities and domestic equity securities (“Foreign Indices”). Future Funds may be based on Domestic Indices as well as Foreign Indices. The Applicants request that any Order apply to any Future Fund which operates pursuant to the terms and conditions stated in this Application. Any Future Fund will be advised by the Advisor, as defined below, or an entity controlled by or under common control with the Advisor. Applicants will not seek to register any Future Funds or list the Fund Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Fund Shares are primarily listed (“Listing Exchange”).

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).

The Trust intends initially to offer three (3) Funds (“Initial Funds”) based on the Underlying Indices identified and described in Appendix A (“Initial Underlying Indices”). The Initial Funds will be a separate series of the Trust. The Trust is registered under the Act as an open-end management investment company. The Initial Funds will track Foreign Indices; Future Funds may track Domestic or Foreign Indices. Funds which track Domestic Indices are referred to as “Domestic Funds” and Funds which track Foreign Indices are referred to as “Foreign Funds.” The Initial Funds that will be offered by the Trust are esgShares FTSE KLD Europe Asia Pacific Sustainability Index ETF, esgShares FTSE KLD North America Sustainability

Index ETF and esgShares FTSE Environmental Technologies (ET50) Index ETF.(4) See Section II.B. for a description of the Initial Funds.

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Fund Shares (each such aggregation of Fund Shares a “Creation Unit”) (e.g., 25,000 Fund Shares for each Fund) as will be clearly stated in such Fund’s statutory prospectus (“Prospectus”).(5) The size of a Creation Unit for each Fund will initially be determined by the Advisor, in part on the estimated initial trading price per individual Fund Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience. Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million(6) and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Fund Share of each Fund will fall in the range of $15 to $100. Individual Fund Shares will not be individually redeemable. Only Fund Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Fund Shares be established per share at a level convenient for trading purposes.

The Trust is preparing an application to list Fund Shares of the Initial Funds on an Exchange and expects that such application will be approved in due course. Fund Shares of

(4)           The Underlying Indices for the Initial Funds are KLD Europe Asia Pacific SustainabilitySM Index, KLD North America SustainabilitySM Index and FTSE ET50 Index, respectively.SM

(5)           All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

(6)           The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Fund Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem. In no case will the price of a Creation Unit be less than $1 million.

Future Funds will also be listed and traded individually on an Exchange. For certain Listing Exchanges, it is expected that one or more member firms of such Exchange will be designated to act as a specialist and maintain a market on the Exchange for Fund Shares trading on the Exchange (“Specialist”). When NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Fund Shares trading on NASDAQ.(7)

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.I. “Sales of Fund Shares” and Section II.K. “Redemption.” Applicants believe that this “in-kind method” is necessary for the

(7)           If Fund Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Fund Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Fund Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker, NASDAQ Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Fund Shares, as described below.

operation of each Fund because it minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.  However, Funds may accept cash in lieu of securities or primarily transact in cash as described below in Section II.I. “Sales of Fund Shares.”

B.            The Initial Funds

The Trust is a Massachusetts business trust organized under the laws of Massachusetts. The Trust is registered under the Act with the Commission as an open-end management investment company with multiple series. The Initial Funds are a separate series of the Trust and will offer and sell their Fund Shares pursuant to a registration statement that will be filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”). The Initial Funds will consist largely of some or all of the component securities (“Component Securities”) of an Underlying Index, selected to correspond generally to the performance of such Underlying Index. See Appendix A for a brief discussion of the Underlying Indices for the Initial Funds.

C.            Advisor

Pax World Management Corp. (“PWMC”) will be the investment adviser to the Initial Funds (in such capacity, the “Advisor”). PWMC is a Delaware corporation, with its principal office located at 30 Penhallow Street, Suite 400, Portsmouth, NH 03801. PWMC is

registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

The Advisor has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as “sub-advisors” with respect to particular Funds (collectively referred to as the “Sub-Advisors”). The Sub-Advisors, if any, will serve as the portfolio managers for the Funds. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract. Under the Advisor’s supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Advisor for the Initial Funds will be registered under the Advisers Act, and any future Sub-Advisor to a Fund will be registered under the Advisers Act.

D.            The Distributor

ALPS Distributors, Inc. will act as distributor and principal underwriter of the Creation Units of Fund Shares (in such capacity, the “Distributor”). The Distributor is a broker-dealer registered under the Exchange Act. The Distributor will comply with the terms and conditions of this Application. The Distributor will distribute Fund Shares on an agency basis. The Distributor is not affiliated with the Advisor, any Sub-Advisor, the Custodian, the administrator of the Funds or an Exchange.

E.             Underlying Indices

Applicants have selected the Underlying Indices identified in Appendix A to this Application as the Underlying Indices on which the Initial Funds will be based. Each Fund will be entitled to use its Underlying Indices pursuant to either a licensing agreement with the Index

Provider (defined in the next sentence) of the applicable Underlying Index or a sub-licensing arrangement(8) with the Advisor, which will have a licensing agreement with such Index Provider. No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Advisor, of any Sub-Advisor to or promoter of a Fund, or of the Distributor.(9) The Index Providers to the Initial Funds are KLD Research & Analytics, Inc and FTSE Group.

F.             Capital Structure and Voting Rights: Book-Entry

Shareholders of a Fund will have one vote per individual Fund Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the

(8)           An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Index Provider.

(9)           As noted in Appendix A, while the Trust does not believe that Impax Asset Management (“Impax”) is an Index Provider because it does not compile, create, sponsor or maintain the FTSE ET50 Index, Impax does play an important role in management of the FTSE ET50 Index. Impax may be deemed to be an affiliated person of an affiliated person of the Trust and each Fund because Impax serves as sub-adviser to Pax World Global Green Fund, a series of Pax World Funds Series Trust I, another registered investment company for which PWMC serves as investment adviser. Applicants state that neither Impax nor any Index Provider will have any responsibility for the management of the Funds. In addition, applicants have adopted policies and procedures that, among other things, are designed to limit or prohibit communications between Impax and PWMC (“Firewalls”). Among other things, the Firewalls prohibit Impax from disseminating non-public information about the Index, including potential changes to the Ground Rules for the Management of the FTSE ET50 Index or the composition of the Index, to, among others, the employees of PWMC responsible for managing the Funds (“advisory personnel”). The Firewalls also prohibit PWMC advisory personnel from sharing any non-public information about the Funds with Impax. Further, PWMC and Impax have, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act. PWMC and Distributor also have adopted Codes of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, PWMC has adopted policies and procedures to detect and prevent insider trading as required under section 204A of the Advisers Act, which are reasonably designed taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act, or rules and regulations under the Advisers Act and Exchange Act.

requirements of the Act, the rules promulgated thereunder and state law applicable to Massachusetts business trusts.

Fund Shares will be registered in book-entry form only. The Funds will not issue individual Fund Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Fund Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

G.            Investment Objectives and Policies

1.             General

The respective investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its relevant Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Advisor or the Sub-Advisor will utilize the indexing investment approaches described below. At least 80% of each Fund’s assets will be invested in Component Securities of its Underlying Index or in the case of Foreign Funds, Component Securities and Depository Receipts representing such securities. Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts will typically be American Depositary Receipts (“ADRs”), as well as Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.” Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

A Fund may also invest up to 20% of its assets (its “20% Asset Basket”) in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index but which the Advisor or the Sub-Advisor believes will help the Fund track its Underlying Index, as discussed in subsection 2 below. A Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to each Fund in its Prospectus. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its

Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy. A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in its Underlying Index, which will be selected by the Advisor or the Sub-Advisor utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Advisor’s or the Sub-Advisor’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Stocks are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the

Underlying Index with the same weighting as the Underlying Index. The Advisor and Sub-Advisor may also use representative sampling to exclude less liquid Component Securities contained in its Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

2.             Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Advisor or the Sub-Advisor believes will help the Fund track the price and yield performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Advisor or the Sub-Advisor may invest in securities that are not Component Securities of its Underlying Index, but which the Advisor or the Sub-Advisor believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.             Depositary Receipts

As noted above, at least 80% of each Foreign Fund’s assets will be invested in Component Securities and Depositary Receipts. Applicants anticipate that many, if not all of the Foreign Funds will invest a significant portion of their assets in Depositary Receipts representing the Component Securities of their respective Underlying Indices. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Foreign Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.(10)   To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor or the Sub-Advisor deems to be illiquid or for which pricing information is not readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.(11)  Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Advisor or the

(10)         With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any Sub-Advisor will serve as the depositary bank for any Depositary Receipts held by a Foreign Fund.

(11)         Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

Sub-Advisor believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (as defined below) received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit (as defined below) upon creation of Creation Units or distributed as Fund Securities (as defined below) upon redemption of Creation Units. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and a Foreign Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Foreign Index.(12)  Applicants expect any such impact to be insignificant as the Advisor or Sub-Advisor will monitor each Foreign Fund’s portfolio and Foreign Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Foreign Fund’s portfolio) to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit (as defined below) will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit

(12)         The value of a Foreign Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.

H.            Exchange Listing

As previously discussed, the Trust intends to list Fund Shares of each Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Fund Shares and will not maintain a secondary market in Fund Shares. Applicants expect that one or more member firms will be designated by the Listing Exchange to act as Specialists or Market Makers in Fund Shares. Fund Shares of the Initial Funds will be traded on an Exchange in a manner similar to those of other ETFs.

As long as each Fund operates in reliance on the requested Order, Fund Shares will be listed on a Listing Exchange. Fund Shares may also be cross-listed on one or more foreign securities markets.

I.              Sales of Fund Shares

1.             General

The Trust will be structured in a manner similar to all ETFs currently trading in the U.S. and therefore will offer, issue and sell Fund Shares of its Funds to investors only in Creation Units through the Distributor on a continuous basis at the NAV per individual Fund Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit a Fund to be as fully invested as possible, Fund Shares of each Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a portfolio of securities designated by the Advisor or the Sub-Advisor to correspond generally to the price and yield performance of the relevant Underlying Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.(13)  Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund

(13)         Personnel of the Advisor or any Sub-Advisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Advisor, Sub-Advisor or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”). These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively-managed accounts of the Advisor or Sub-Advisor.

through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (see, Section II.K. “Redemption” below). The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively.

Over time, a Fund may conclude that operating on an exclusively “in-kind” basis presents operational problems for the Fund. Therefore, a Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Fund Shares may be purchased in Creation Units on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Advisor or the Sub-Advisor believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Advisor or the Sub-Advisor might prefer to receive “cash-only” rather than “in-kind” stocks so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive “in-kind” stocks on such a day, it would have to sell many of such stocks and acquire new stocks to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.

2.             Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The maximum amount of the Transaction Fees and the method of calculating such Transaction Fees will be disclosed in each Fund’s Prospectus or Statement of Additional Information (“SAI”).

3.             Section 12(d)(1) Disclosure

Each individual Fund Share is issued by its applicable Fund and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from the applicable

Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.F. herein.

4.             Payment Requirements for Creation Units

All orders to purchase Fund Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Fund Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Fund Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Fund Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Fund Shares.

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities

(selected in the manner discussed above under Section II.G. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Advisor or the Sub-Advisor in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

The Advisor or the Sub-Advisor will make available on each Business Day, prior to the opening of trading on each Fund’s Listing Exchange the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Advisor or the Sub-Advisor with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes, known to the Advisor or the Sub-Advisor by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Fund Shares in Creation Units, (2) may not be eligible for transfer through the ETF Clearing Process (defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Fund Shares. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Fund Shares, hence the Advisor or the Sub-Advisor may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2 above.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an

Authorized Participant. Authorized Participants making payment for Creation Units of Fund Shares of Domestic Funds placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Fund Shares (such process being referred to herein as the “ETF Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”). Authorized Participants making payments for Creation Units of Fund Shares of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the ETF Clearing Process through each Fund’s Custodian and relevant sub-custodians in the manner described below.

All orders to purchase or redeem Creation Units, whether through the ETF Clearing Process, or “outside” the ETF Clearing Process through DTC Facilities or otherwise,  will be accepted, subject to the right of the Fund to reject any purchase order, and must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (the “Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for creation or redemption of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders,(14) the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The procedures for making

(14)         A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

payment through the ETF Clearing Process as well as “outside” the ETF Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI.

The ETF Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Unit must effect such transactions “outside” the ETF Clearing Process. Once the Fund’s Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

Each Fund’s Custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash in lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Advisor and the Sub-Advisor) to reject any order not submitted in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

J.             Pricing

The price of Fund Shares trading on an Exchange will be based on a current bid/offer market. The price of Fund Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Fund Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Fund Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Fund Shares.

K.            Redemption

Beneficial Owners of Fund Shares may sell their Fund Shares in the secondary market, but must accumulate enough Fund Shares to constitute a whole Creation Unit in order to redeem through the applicable Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per individual Fund Share next determined after receipt of a request for redemption by the applicable Fund. Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Fund Shares of such Creation Unit. Creation Units of each Fund will be redeemed principally “in-kind,” together with a balancing cash payment (except in certain circumstances in which Creation Units may be redeemed in exchange wholly or in part for cash), as discussed below.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed,

except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (See Section IV.E.).

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made.(15)

The Advisor or Sub-Advisor will publish daily the list of Fund Securities which a redeemer will receive from each Fund (“Redemption List”).(16)  In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify the Fund Securities currently held in a Fund’s Portfolio and the Creation List will identify securities to be added to the portfolio.(17)  The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on

(15)         In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by the Board of Trustees of the Trust (“Board”) upon written notice to the holders of such Fund or by the affirmative vote of a two-thirds majority of the holders of such Fund. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Fund Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Fund Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

(16)         The Advisor and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Advisor and the Distributor have also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non public information. Similarly, any Sub-Advisor will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

(17)         Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Fund Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund. Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Fund Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Fund Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Fund Shares and the value of the collateral. The SAI will contain further details relating to such collateral procedures.

For a redemption request outside the ETF Clearing Process, arrangements satisfactory to the Fund must be in place, and such a request must be received by the Distributor by the Order Cut-Off Time from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET).

Arrangements satisfactory to the Fund must be in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

In the case of Fund Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,(18) the Fund may in its discretion exercise its option to redeem such Fund Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Fund Shares based on the NAV of Fund Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.

(18)         Applicants note that certain holders of Fund Shares residing in a country that is the locale of a Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds. In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

L.            Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.

M.           Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.K. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Fund Shares in Creation Units. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses. It is anticipated that each Fund will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.(19)  Such plan, if implemented, will be disclosed in the Fund’s Prospectus.

N.            Shareholder Reports

Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Fund Shares, the Fund’s annual report

(19)         Although Applicants currently do not intend that any Fund charge a Rule 12b-1 fee, the Trust reserves the right to impose one in the future, subject to Board approval and all regulatory requirements in place at the time such fees are implemented.

containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

O.            Availability of Information Regarding Fund Shares and Underlying Indices

Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Fund Share of each Fund, will be made available. The Funds’ administrator or custodian intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Fund Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per individual Fund Share basis. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. The total return value (including changes in the prices of the constituent securities, as well as any dividends or other corporate actions with respect to such securities) of each Underlying Index will not be calculated intra-day. The total return value and return of each Underlying Index will be calculated once each trading day by the applicable Index Provider based on closing prices in the relevant exchange market. The price value (including only changes in the prices of the constituent securities, but excluding any dividends or other corporate actions with respect to such securities) of Foreign Indices will be disseminated every 60 seconds, and the price value of

Domestic Indices will be disseminated every 15 seconds, throughout the trading day.  Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. The NAV for each Fund will be calculated and disseminated daily. In addition, a website that will include the Fund’s Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained (or a web address to where such information may be obtained) (“Website”). The Website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of Fund Shares is determined using the midpoint between the highest bid and the lowest offer on the Exchange on which the Fund Shares are listed for trading. The Exchange also intends to disseminate a variety of data such as Total Cash Amount Per Creation Unit, Fund Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Fund Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of other Prior ETFs, that Fund

Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. In conclusion, Exchange listing of Fund Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

P.            Sales and Marketing Materials; Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Fund Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s Prospectus will include a distinct paragraph or paragraphs setting forth the fact that Fund Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, and tender those Fund Shares for redemption to the Fund, in Creation Units only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

Although each Fund will be classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Fund Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, or tender such Fund Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares.

Each Fund’s Prospectus will also state that, while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Fund Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund based on the NAV of the Fund Shares as of a recent date, and will refer to the SAI for details. After a Fund has traded for twelve months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Fund Shares’ intra-day marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

Each Fund’s Prospectus will make clear that Fund Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Fund Shares to constitute a Creation Unit. The Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund.

In the event the Index Provider of any Underlying Index no longer calculates such index, if the Underlying Index license is terminated for any reason or if the identity or the character of the Underlying Index is materially changed, the Board will engage a replacement index provider meeting the requirements described in this Application, or should it prove impracticable to engage a replacement index provider, take whatever action is deemed to be in the best interests of the Fund’s shareholders. The Board’s actions will be disclosed to current and potential Beneficial Owners in periodic Fund reports and in a stickered or revised Fund’s Prospectus.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Fund Shares. The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.

The above policies and format will also be followed in all reports to shareholders.

Q.                                   Procedure by Which Fund Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Fund Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Fund Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Fund Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Fund Shares close to their NAV. Lastly, Applicants observe that Specialists or Market Makers, acting in the role of providing a fair and orderly secondary market for the Fund Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with its (their) market-making activities.

In the above examples, those who purchase Fund Shares in Creation Units may hold such Fund Shares or may, at the time of purchase or at a later time, sell such Fund Shares into the secondary market. Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and “retail” investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Fund Shares in Creation Units, which should ensure that Fund Shares will not trade at a material discount or premium in relation to their Fund Shares.

Each Fund’s Prospectus will indicate that the proposed method by which Fund Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for Prior ETFs. As described above, Fund Shares in Creation Units will be offered continuously to the public. Because new Fund Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Fund Shares, and sells such Fund Shares directly to customers, or if it chooses to couple the purchase of a supply of new Fund Shares with an active selling effort involving solicitation of secondary market demand for Fund Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

Each Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Fund Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.(20)

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

(20)         Applicants note that prospectus delivery is not required in certain instances, including purchases of Fund Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Fund Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Fund Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request. The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

III.	Relief Requested Related to the Establishment and Operation of the Funds:
Summary of the Application

Applicants seek an order from the Commission (1) permitting each Fund as an open-end investment company to issue Fund Shares in large aggregations only; (2) permitting secondary market transactions in Fund Shares at negotiated prices, rather than at the current offering price (based on NAV) described in the Fund’s Prospectus; (3) permitting affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) permitting a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances; (5) permitting sales of Fund Shares by dealers in the secondary market unaccompanied by a Prospectus, where prospectus delivery is not required; and (6) permitting other registered investment companies to purchase and hold Fund Shares of a Fund in excess of the requirements of Sections 12(d)(1)(A) and (B) of the Act, if certain conditions hereinafter described are met.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].”

Applicants believe that Fund Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost basket of sustainability-evaluated equity securities that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Fund Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction…are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned..., and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior ETF orders.

IV.                                Request for Order

A.                                    Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Fund Shares is that its terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be un-bundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Fund Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares and tender the resulting Creation Units for redemption. Moreover, listing on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Fund Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.                                    Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus...”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Fund Shares of each Fund will be listed on a Listing Exchange and the relevant Specialist or Market Maker will maintain a market for such Fund Shares. Secondary market transactions in Fund Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Fund Shares will trade on and away from(21) the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Fund Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales

(21)         Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Fund Shares through the facilities of the Exchange.

and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Fund Shares of a Fund. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Fund Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Fund Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Fund Shares. Indeed, Applicants believe that the presence of the Specialist and/or Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Fund Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Fund Shares of such Fund to constitute a Creation Unit in order to redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Fund Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.                                    Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof”

Section 17(a)(2) of the Act makes it unlawful

“...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company...”

The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Fund Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Fund Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Specialist or Market Maker for the Fund Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities. In addition, one or more holders of Fund Shares, or the Specialist or Market Maker might from time to time, accumulate in excess of 25 percent of the Fund Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). The Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Fund Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Fund Shares of a Fund in Creation Units. Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.K. “Redemption.”

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind”

redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

D.                                    Exemption from the Provisions of Section 22(e) of the Act

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except —

(1)                                 for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)                                 for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)                                 for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year, to permit Foreign Funds to pay redemption proceeds up to 14 calendar days after the tender of any Creation Units for redemption. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Fund Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,(22) the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(23)), the elimination of existing holidays or changes in local securities delivery practices,(24) could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due

(22)         Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements:  (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

(23)         A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(24)         Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Fund Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.                                      Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit management investment companies (“Purchasing Management Companies”) and unit investment trusts (“Purchasing Trusts”) registered under the Act that are not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trust (collectively, “Purchasing Funds”) to acquire shares of a Fund beyond the limits of Section 12(d)(1)(A). Applicants also seek an exemption to permit the Funds and/or a Broker to sell Fund Shares to Purchasing Funds beyond the limits of Section 12(d)(1)(B) of the Act. Purchasing Funds do not include the Funds. Each Purchasing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Purchasing Fund Advisor”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Purchasing Fund Sub-Advisor”). Any investment adviser to a Purchasing Management Company will be registered as an investment adviser. Each Purchasing Trust will have a sponsor (“Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Purchasing Funds to acquire Fund Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Fund Shares to, and redeem its Fund Shares from, a Purchasing Fund that owns 5% or more of the Fund Shares of such Fund.

1.                                       Legal Analysis

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)                                  Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)(25) added Section 12(d)(1)(J) to the Act Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or

(25)         H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(3), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”(26)  Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Purchasing Fund enter into a Purchasing Fund Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.(27)

(b)                                 Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.(28)  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective

(26)                            HR 622, ibid.

(27)                            Id. at 43-44.

(28)         House Hearings, 76th Cong., 3d Sess., at 113 (1940).

voice” in the other investment company.(29)  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase…(30)

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).(31)  These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).(32)

Applicants propose a number of conditions designed to address these concerns.

Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue

(29)         Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

(30)         House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

(31)         H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

(32)         Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

influence. Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a written agreement (“Purchasing Fund Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The Purchasing Fund Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Requested Order. Condition 7 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Purchasing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor. For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Sub-Advisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisor or any person controlling, controlled by or under common control with the Sub-Advisor. The condition does not apply to the Purchasing Fund Sub-Advisor Group with respect to a Fund for which the Purchasing Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition 8 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in a Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Purchasing Fund Affiliate” is defined as the Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions 8-11 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Advisor, Purchasing Fund Sub-Advisor, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Advisor or Purchasing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund.  To the extent a Purchasing Fund purchases Fund Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Fund Shares made in reliance on the requested Order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Purchasing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a Purchasing Fund Agreement with a Purchasing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition 18, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.

In addition, Conditions 12 and 13 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition 12, a Purchasing Fund Advisor, trustee of a Purchasing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Advisor, Trustee or Sponsor or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Condition 12 also provides that any Purchasing Fund Sub-Advisor will waive fees otherwise payable to the Purchasing Fund Sub-Advisor, directly or indirectly, by the Purchasing Fund in an amount at least equal to any compensation received by the Purchasing Fund Sub-Advisor, or an affiliated person of the Purchasing Fund Sub-Advisor, other than any advisory fees paid to the Purchasing Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Purchasing Fund in the Fund made at the direction of the Purchasing Fund Sub-Advisor. In the event that the Purchasing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Purchasing Fund. Condition 13 prevents any sales charges or service fees on shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.(33)

The Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except for cash management purposes to the extent permitted by Rule 12d1-1 of the Act or pursuant to a separate exemptive order. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds will not invest in

(33) Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.(34)

F.                                      Sections 17(a), 17(b) and 6(c) of the Act

Applicants are seeking relief from Section 17(a) of the Act for any transaction in Creation Units directly between a Fund and any Purchasing Fund that owns 5% or more of a Fund before the transaction and for any in-kind transactions that would accompany such Creation Unit transactions. Although Applicants believe that most Purchasing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Purchasing Fund that owns 5% or more of a Fund might seek to transact in Creation Units directly with a Fund.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Purchasing Fund relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Purchasing Fund. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Fund Shares to and redeeming Fund Shares from a Purchasing Fund.

(34) Except the Funds may invest in excess of such limits for cash management purposes as set forth herein.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Purchasing Fund, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Purchasing Fund that owns 5% or more of a Fund before the transaction. As mentioned above, Applicants believe that most Purchasing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Fund Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement. (35)

Second, the proposed transactions directly between Funds and Purchasing Funds will be consistent with the policies of each Purchasing Fund. The purchase of Creation Units by a Purchasing Fund will be accomplished in accordance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The Purchasing Fund Agreement will require any Purchasing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Purchasing Fund will be accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Fund Shares offer Purchasing Funds a flexible investment tool

(35)         Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Fund Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgment.

that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.            Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:(36)

ETF Relief

1.                                       As long as the Funds operate in reliance on the requested order, Fund Shares will be listed on an Exchange.

2.                                       Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Units only.

(36)         See supra n. 2.

3.                                       The website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per individual Fund Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.                                       The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the Fund’s Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per individual Fund Share basis for one-, five- and ten-year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.                                       Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Fund Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

6.                                       The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.                                       The members of a Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If as a result of a decrease in the outstanding Fund Shares of a Fund, a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Fund Shares of a Fund, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Purchasing Fund’s Sub-Advisory Group with respect to a Fund for which the Purchasing Fund’s Sub-Advisor or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.                                       No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

9.                                       The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Advisor and Purchasing Fund Sub-Advisor are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

10.                                 No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.                                 Before investing in the Fund Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Purchasing Fund and the Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify such Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The relevant Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.                                 The Purchasing Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Sub-Advisor will waive fees otherwise payable to the Purchasing Fund Sub-Advisor, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund by the Purchasing Fund Sub-Advisor, or an affiliated person of the Purchasing

Fund Sub-Advisor, other than any advisory fees paid to the Purchasing Fund Sub-Advisor or its affiliated person by a Fund, in connection with any investment by the Purchasing Management Company in a Fund made at the direction of the Purchasing Fund Sub-Advisor. In the event that the Purchasing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

13.                                 Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.                                 Once an investment by a Purchasing Fund in the Fund Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will determine that any consideration paid by the Fund to a Purchasing Fund or Purchasing Fund Affiliate in connection with any services or transactions (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s)

or any person controlling, controlled by, or under common control with such investment adviser(s).

15.                                 The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by a Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

16.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the Fund Shares of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

17.           Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.           No Fund will acquire securities of any investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of a money market fund for short-term cash management purposes.

VI.           Names and Addresses

The following are the names and addresses of Applicants:

A.            Pax World Management Corp.

30 Penhallow Street, Suite 400

Portsmouth, NH 03801

B.            Pax World Funds Trust II

30 Penhallow Street, Suite 400

Portsmouth, NH 03801

C.            ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VII.         Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated May 8, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Joseph F. Keefe is authorized to sign and file this document on behalf of PAX WORLD MANAGEMENT CORP., as Advisor to PAX WORLD FUNDS TRUST II, pursuant to the general authority vested in him as President and CEO.

PAX WORLD MANAGEMENT CORP.

By:	/s/ Joseph F. Keefe
Name: Joseph F. Keefe
Title: President and CEO

Dated:  May 6, 2009

Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated May 8, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Joseph F. Keefe is authorized to sign and file this document on behalf of PAX WORLD FUNDS TRUST II, pursuant to the general authority vested in him as President and CEO.

PAX WORLD FUNDS TRUST II

By:	/s/ Joseph F. Keefe
Name: Joseph F. Keefe
Title: President and CEO

Dated:  May 6, 2009

Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated May 8, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc., as Distributor for PAX WORLD  FUNDS TRUST II, pursuant to the general authority vested in him as Managing Director.

ALPS Distributors, Inc.

By:	/s/ Thomas A. Carter
Name: Thomas A. Carter
Title: Managing Director

Dated:  May 6, 2009

Verification of Application and Statement of Fact

State of New Hampshire)
) ss:
County Rockingham	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated May 8, 2009 for an order, for and on behalf of PAX WORLD MANAGEMENT CORP.; that he is President and CEO of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph F. Keefe
Name: Joseph F. Keefe

Dated:  May 6, 2009

Verification of Application and Statement of Fact

State of New Hampshire)
) ss:
County Rockingham	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated May 8, 2009 for an order, for and on behalf of PAX WORLD FUNDS TRUST II; that he is President and CEO of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph F. Keefe
Name: Joseph F. Keefe

Dated:  May 6, 2009

Verification of Application and Statement of Fact

State of Colorado)
) ss:
County Denver	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated May 8, 2009 for an order, for and on behalf of ALPS Distributors, Inc.; that he is Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas A. Carter
Name: Thomas A. Carter

Dated:  May 6, 2009

VIII.                        APPENDIX A — Detailed Discussion of the Underlying Indices.

FTSE KLD North America SustainabilitySM Index

1.             Index Description

The Index is owned by KLD Research & Analytics, Inc. (“KLD”) and measures the performance of companies operating in North America, selected initially and adjusted annually by a KLD proprietary method. The selection process focuses on environmental, social and governance (“ESG”) factors. The Index is constructed using a float-adjusted market capitalization weighting methodology, and seeks sector diversification similar to the broad market. The Index is not currently calculated on a real-time basis. Index performance and characteristics and a summarized index methodology are displayed on the KLD website at www.kldindexes/nasi/index.html.

2.             Component Selection Criteria

The eligible universe for the Index is the set of companies that comprise the top 75% of the market capitalization of each sector of each country in the S&P North America BMI. KLD evaluates the ESG performance of each issuer in the eligible universe and ranks issuers against sector peers. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them. The Index consists of the highest ranked issuers that make up approximately 50% of the eligible universe, meaning that approximately 37.5% (50% of 75%) of the market capitalization of each sector of the S&P North America BMI is represented after application of KLD’s ESG criteria at reconstitution. Due to various constraints, including large issuer market capitalization, sectors may vary from 50% of the available market capitalization of the eligible universe.

3.             Issue Changes

KLD’s GSI Committee is responsible for all changes to the Index.  KLD continually monitors the Index constituents for events that would require changes to Index composition.  These events include, among others, corporate actions, changes in ESG performance and deteriorating financial quality.  For all removals not based on ESG factors, KLD follows the procedures employed by S&P for the S&P North America BMI.  An issuer removed from the S&P North America BMI will be removed from the Index at the same time.  The Committee attempts to minimize the number of discretionary changes to Index holdings between annual reconstitutions.

4.             Index Maintenance

KLD reconstitutes the Index annually on the first day of November to reflect changes made to the S&P North America BMI, which is reconstituted annually on the first day of October.  The GSI Committee conducts a comprehensive quarterly ESG performance review of all Index holding in January, April, July and at reconstitution.  The GSI Committee may remove an issuer from the Index at any time due to significant deterioration in ESG performance.  The GSI Committee maintains a “watch list” comprised of companies whose standing on the Index is tenuous due to a decline in ESG performance.

In the event that two issuers that are both in the Index merge, the resulting entity will remain in the Index.  If an Index constituent acquires a non-Index constituent, or if a non-Index constituent acquires an Index constituent, KLD’s GSI Committee will evaluate the eligibility of the resulting entity for inclusion in the Index.  The default is to include the resulting entity when the acquirer is the Index constituent and to exclude the resulting entity when the acquirer is the non-Index constituent.

When a spin-off is added to the S&P North America BMI between reconstitutions, KLD’s GSI Committee will evaluate the eligibility of the spin-off.  The default is to include spin-offs from Index constituents and to not include spin-offs from non-Index constituents.  Companies with initial public offerings (IPOs) added to the S&P North America BMI between reconstitutions are considered for the Index only at the time of the annual reconstitution.

5.             Dissemination of Information about the Index

The component securities and a summary methodology of the Index are displayed on the Pax World website (www.paxworld.com), and a summary of the Index methodology is displayed on the KLD website (www.kld.com/indexes/nasi/index.html).

The prices of the Index during business hours are distributed by the Chicago Mercantile Exchange using a variety of data vendors such as Standard & Poor’s Custom Indices.

The Index currently does not serve as the underlying index for other investment products.

FTSE KLD Europe Asia Pacific Sustainability SM Index

1.             Index Description

The Index is owned by KLD and measures the performance of companies operating in Europe and the Asia Pacific region (the Asia Pacific region includes Australia, Hong Kong, Japan, New Zealand and Singapore), selected initially and adjusted annually by a KLD proprietary method. The selection process focuses on ESG factors . The Index is constructed using a float-adjusted market capitalization weighting methodology, and seeks sector diversification similar to the broad market. The Index is not currently calculated on a real-time basis. Index performance and characteristics and a summarized index methodology are displayed on the KLD website at www.kld/indexes/eapsi/index.html.

2.             Component Selection Criteria

The eligible universe for the Index is the set of companies that comprise the top 75% of the market capitalization of each sector in each country (excluding S. Korea) in the S&P EPAC BMI. The Index includes companies from twenty-three developed market countries in Europe and the Asia Pacific region. KLD evaluates the ESG performance of each issuer in the eligible universe and ranks issuers against sector peers in each region. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them. The Index consists of the highest ranked issuers that make up approximately 50% of the market capitalization of each regional sector in the eligible universe, meaning that approximately 37.5% (50% of 75%) of the market capitalization of each sector in each region of the S&P EPAC BMI is represented after application of KLD’s ESG criteria at reconstitution. Due to various constraints, including issuer market capitalization, regional sectors may vary from 50% of the available market capitalization of the eligible universe.

3.             Issue Changes

KLD’s GSI Committee is responsible for all changes to the Index.  KLD continually monitors the Index constituents for events that would require changes to Index composition.  These events include, among others, corporate actions, changes in ESG performance and deteriorating financial quality.  For all removals not based on ESG factors, KLD follows the procedures employed by S&P for the S&P EPAC BMI.  An issuer removed from the S&P EPAC BMI will be removed from the Index at the same time.  The Committee attempts to minimize the number of discretionary changes to Index holdings between annual reconstitutions.

4.             Index Maintenance

KLD reconstitutes the Index annually on the first day of November to reflect changes made to the S&P EPAC BMI, which is reconstituted annually on the first day of October.   The GSI Committee conducts a comprehensive quarterly ESG performance review of all Index holdings in January, April, July and at reconstitution.  The GSI Committee may remove an issuer from the Index at any time due to significant deterioration in ESG performance.  The GSI Committee maintains a “watch list” comprised of companies whose standing on the Index is tenuous due to a decline in ESG performance.

In the event that two issuers that are both in the Index merge, the resulting entity will remain in the Index.  If an Index constituent acquires a non-Index constituent, or if a non-Index constituent acquires an Index constituent, KLD’s GSI Committee will evaluate the eligibility of the resulting entity for inclusion in the Index.  The default is to include the resulting entity when the acquirer is the Index constituent and to exclude the resulting entity when the acquirer is the non-Index constituent.

When a spin-off is added to the S&P EPAC BMI between reconstitutions, KLD’s GSI Committee will evaluate the eligibility of the spin-off.  The default is to include spin-offs from Index constituents and to not include spin-offs from non-Index constituents.  Companies with initial public offerings (IPOs) added to the S&P EPAC BMI between reconstitutions are considered for the Index only at the time of the annual reconstitution.

5.             Dissemination of Information about the Index

The component securities and a summary methodology of the Index are displayed on the Pax World website (www.paxworld.com), and a summary of the Index methodology is displayed on the KLD website (www.kld.com/indexes/eapsi/index.html).

The prices of the Index during business hours are distributed by the Chicago Mercantile Exchange using a variety of data vendors such as Standard & Poor’s Custom Indices.

The Index currently does not serve as the underlying index for other investment products.

FTSE ET50 Index

1.             Index Description

The Index is created and maintained by the FTSE Group (“FTSE”) in collaboration with Impax Asset Management (“Impax”),(1) an environmental technology specialist.  The Index measures the performance of companies that have a core business in the development and deployment of environmental technologies.  This includes alternative energy, water treatment, pollution control and waste management companies.  The Index is calculated on a real-time basis. Index performance and characteristics and a summarized index methodology are displayed on the FTSE website at www.ftse.com.

2.             Component Selection Criteria

The Index comprises the fifty largest pure play environmental technology companies globally (as determined by Impax and approved by the FTSE/Impax Environmental Technology Advisory Committee), measured by full market capitalization.  The Index is constructed using a free-float weighting methodology to ensure that only the investable opportunity set is included within the Index, and the securities of issuers are liquidity screened to ensure that the securities in the Index are tradable.

3.             Issue Changes

Impax will notify the FTSE/Impax Environmental Technology Advisory Committee as soon as possible if there are any new company issues expected.  The new issue is required to be in a company from a country included in the FTSE Global Equity Index Series and be ranked at least 10th or higher in the FTSE ET50 Index, before application of individual constituent investability weightings.  FTSE will normally decide to include the new issue as a constituent of the FTSE ET50 Index after the close of business on the second day of official trading.  Therefore the lowest ranking constituent in the FTSE ET50 Index will be removed and included in the Reserve List (as defined below under “Index Maintenance”).  In all cases, advance notification confirming the timing of the inclusion of the new constituent will be given.

If a constituent of the FTSE ET50 Index is delisted it will be removed from the Index.  The constituent will be replaced by the highest ranking company in the Reserve List by full market capitalisation five days prior to the event being implemented. If FTSE/Impax Environmental Technology Advisory Committee decides to include a new issue as a constituent security other than as part of the normal periodic review procedure, this decision must be publicly announced at the earliest practicable time.

(1)           While Pax World Funds Trust II (the “Trust”) does not believe that Impax is an Index Provider (as defined in section II.E. “Underlying Indices”) because it does not compile, create, sponsor or maintain the FTSE ET50 Index, Impax does play an important role in management of the FTSE ET50 Index. Impax may be deemed to be an affiliated person of an affiliated person of the Trust and each Fund (as defined in section II.A. “General”) because Impax serves as sub-adviser to Pax World Global Green Fund, a series of Pax World Funds Series Trust I, another registered investment company for which Pax World Management Corp. (“PWMC”) serves as investment adviser.

For the purpose of this rule, a company which is relisted following suspension or is reorganised or renamed or which arises from a demerger or complex reorganisation of another company which is not an existing constituent, shall not be considered to be a new issue. New issues will also be subject to the free float, cross-holdings and foreign ownership restriction and other requirements detailed in the Ground Rules for the Management of the FTSE ET50 Index (“Ground Rules”).  Copies of the Ground Rules are available from FTSE on its website (www.ftse.com).

If a constituent is de-listed, ceases to have a firm quotation, is subject to a take-over or has, in the opinion of the Chairman of the FTSE/Impax Environmental Technology Advisory Committee (or their nominated deputies), ceased to be a viable constituent as defined by the Ground Rules, it will be removed from the FTSE ET50 Index.

When the company is removed from the FTSE ET50 Index, the vacancy will be filled by selecting the highest ranking security by full market value in the Reserve List as at the close of the Index calculation five days prior to the deletion and adjusted accordingly.

In the event of a takeover, constituents will be deleted from the Index when confirmation is received that acceptance levels have reached a minimum of 85% and that any new shares of the bidding company (if applicable) are listed.  A company deleted following a takeover, with a remaining free float of 15% or less, will not be re-considered for Index inclusion until completion of a one year trading record. Constituents removed in accordance with this rule, but which continue to trade thereafter, will be considered for re-inclusion to the Index at the next review, subject to eligibility screens and at least 6 months has passed between deletion and the implementation date of the changes arising from the review.

If the effect of a merger or takeover is that one constituent in the FTSE ET50 Index is absorbed by another constituent, the resulting company will remain a constituent of the Index, and a vacancy will be created.  This vacancy will be filled by selecting the highest ranking security by full market capitalisation in the Reserve List as at the close of the Index calculation five days prior to the deletion and adjusted in accordance with new issue rule.

If a constituent company in the FTSE ET50 Index is taken over by a non-constituent company, the original constituent will be removed and replaced by the highest ranking non-constituent in the Reserve List.  Any eligible company resulting from the takeover, will be eligible to become the replacement company if it is ranked higher than any company on the Reserve List.

If a constituent company is split to form two or more companies, then the resulting companies will be eligible for inclusion as Index constituents in the FTSE ET50 Index providing they are larger than the smallest constituent, based on their respective full market capitalisations, i.e. before the application of any investability weightings and if they qualify in all other respects.  For example, a FTSE ET50 constituent split into two companies may result in one or both of these companies remaining in the FTSE ET50 Index.  Where both of these companies remain in the FTSE ET50 Index, the smallest FTSE ET50 Index constituent will be removed from the Index and included in the Reserve List.

Where a constituent is suspended it may remain in the FTSE ET50 Index, at the price at which it is suspended, for up to 10 business days.  During this time on advice from FTSE and Impax may agree to delete the constituent immediately either at its suspension price or at a value of zero.  Replacement of constituents will be handled according to new issue.  This change will be effected after the close of the Index calculation and prior to the start of the Index calculation on the following day.  Removing a constituent at zero indicates that the stock is believed to be valueless.

When a suspension of a constituent lasts beyond noon on the tenth business day (and the option to remove the constituent has not been exercised), the constituent will normally be deleted from the Index on the eleventh trading day, either at its suspension price or at zero.  Where suspension is for a reason not to the detriment of the constituent, it may be retained or removed at its suspension price with the approval of the Chairman (or their nominated deputies) of the FTSE/Impax Environmental Technology Advisory Committee. Replacement of constituents will be handled according to the Ground Rules.

For the purposes of computing the FTSE ET50 Index, the number of shares in issue for each constituent security is expressed to the nearest share and, to prevent a large number of insignificant weighting changes, the number of shares in issue for each constituent security is amended only when the total shares in issue held within the Index system changes by more than 1% on a cumulative basis.  Changes will be made quarterly after the close of business on the Monday following the third Friday of March, June, September and December.

If a corporate action is applied to an Index constituent which involves a change in the number of shares in issue, the change in shares will be applied simultaneously with the corporate action.

If accumulated changes in the number of shares in issue add up to 10% or more or when an accumulated share change represents USD 2bn of a company’s total market capitalisation, they are implemented between quarters.  A minimum of 4 days notice will be given to users of the Index.  WM/Reuters Spot Rates will be used to convert the market capitalisation into USD. The USD 2bn threshold may be adjusted annually in December by FTSE.  If an adjustment is made, it will be applied for the first time at the next review in March of the following year.

All adjustments are made before the start of the Index calculation on the day concerned, unless market conditions prevent this.

4.             Index Maintenance

The Index will be reviewed semi-annually in June and December using data as at the close of business on the last day in May and November. The semi-annual review will be implemented after the close of business on the third Friday in June and December.

Capping will be implemented quarterly after the close of business on the third Friday in March, June, September and December.

Details of the outcome of the semi-annual review will be announced as soon as possible after the relevant determination has been made.

FTSE will be responsible for publishing the five highest ranking non-constituents of the FTSE ET50 Index at the time of the periodic review (“Reserve List”).  The appropriate Reserve List will be used in the event that one or more constituents are deleted during the period up to the next periodic review.

The rules for inserting and deleting securities at the periodic review are designed to provide stability in the selection of constituents of the FTSE ET50 Index while ensuring that the Index continue to be representative of the market by including or excluding those securities which have risen or fallen significantly.

A company will be inserted at the periodic review if it rises above the 40th position the FTSE ET50 Index when the eligible securities for the FTSE ET50 Index are ranked by full market capitalisation, i.e. before the application of any investability weighting.

A company will be deleted at the periodic review if it falls below the 60th position the FTSE ET50 Index when the eligible securities for the FTSE ET50 Index are ranked by full market capitalisation, i.e. before the application of any investability weighting.

A constant number of 50 constituents will be maintained for the FTSE ET50 Index.  Where a greater number of companies qualify to be inserted in the Index than those qualifying to be deleted, the lowest ranking constituents presently included in the Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review.  Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the Index will be inserted to match the number of companies being deleted at the periodic review.

Where a company is deleted from the FTSE ET50 Index after FTSE and Impax have approved periodic changes to the indices, but before the periodic changes have been implemented, the highest ranking company as from the new Reserve List at the day of the deletion, excluding current Index constituents, will replace the deleted company.

The FTSE ET50 Index uses a capping methodology every quarter to reduce concentration for constituents that are considered overweighted in the Index.  The capping algorithm is applied to each constituent of the FTSE ET50 Index that requires capping, i.e. any constituent whose uncapped weight is greater than 10%.

5.             Dissemination of Information about the Index

The component securities and a summary methodology of the Index are displayed on the Pax World website (www.paxworld.com), and a summary of the Index methodology is displayed on the FTSE website (www.ftse.com/Indices/FTSE_ET50_Index/index.jsp).

The price value of the Index during business hours will be calculated in real-time and published every fifteen seconds.

APPENDIX B — Description of the Indices Providers

KLD Research & Analytics, Inc.

Founded in 1988, KLD Research & Analytics, Inc. is an independent investment research firm providing institutional investors with authoritative social and sustainability investment research and compliance services, consulting services and indexes.

More than 400 clients worldwide use KLD products and services to integrate environmental, social and governance (ESG) criteria into their investment decisions. KLD’s clients are institutional and retail money managers, investment consultants, compliance officers, institutional investors, professionals and academics.

KLD Indexes is a unit of KLD Research & Analytics, Inc.  In 1990, KLD launched the Domini 400 Social Index - the first socially responsible investment index. As of January 2008, more than $11 billion is invested in funds based on KLD indexes. Investment managers license KLD’s benchmark and specialty indexes to create exchange traded funds, mutual funds, unit investment trusts, structured products, commingled funds and separately managed accounts for institutional and retail investors.

KLD’s family of 14 indexes are designed to be transparent, representative and investable.  KLD Indexes has exclusive access to research from KLD Research & Analytics, a leading provider of ESG research for institutional investors. For more information, visit www.kldindexes.com.

FTSE Group

FTSE Group is an independent company jointly owned by The Financial Times and the London Stock Exchange and is a leader in the creation and management of over 120,000 equity, bond and alternative asset class indices. FTSE has offices in London, Frankfurt, Hong Kong, Beijing, Boston, Shanghai, Madrid, Paris, New York, San Francisco, Sydney and Tokyo, and works with partners and clients in 77 countries worldwide.

FTSE indices are used extensively by a range of investors such as consultants, asset owners, fund managers, investment banks, stock exchanges and brokers. The indices are used for investment analysis, performance measurement, asset allocation, portfolio hedging, and creation of index tracking funds. For more information, visit www.ftse.com.